Arbe Robotics Ltd.

HaHashmonaim St. 107

Tel Aviv-Yafo

Israel

May 9, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Arbe Robotics Ltd. Form 20-F for the year ended December 31, 2022 Filed March 22,2023July 30, 2021 File No. 001-40884

Ladies and Gentlemen:

Arbe Robotics Ltd. (the “Company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 26, 2023. For ease of reference, we have repeated the Commission’s comment in this response letter. An amendment to the Company’s 20-F is being submitted publicly to accompany this response letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 15. Controls and Procedures, page 85

1.	Please file an amended Form 20-F to include management’s report on internal control over financial reporting. Refer to Item 15(b) of Form 20-F and Question 2 of the Frequently Asked Questions for Exemptive Order on Management’s Report on Internal Control over Financial Reporting available at: https://www.sec.gov/divisions/corpfin/faq012105.htm.

Response: Item 15 has been amended to include disclosure Management’s Report on Internal Control over Financial Reporting and its conclusion that its disclosure control over financial reporting were effective.

Very truly yours.

/s/ Jacob (Kobi) Marinka
Jacob (Kobi) Marinka, CEO